Exhibit 99.4

JOINT FILING AGREEMENT

AGREEMENT dated as of June 11, 2020 by and between LF International Pte. Ltd., a Singapore company, and Yubao Li (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its or his beneficial ownership of common stock, no par value, and Series A Convertible Preferred Stock, no par value, of Yunhong CTI Ltd. Each Party hereto agrees that the Schedule 13D, dated April 23, 2020 (including additional amendments thereto, the “Schedule 13D”), relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: June 11, 2020	LF International Pte. Ltd.

	By:	/s/ Yubao Li
Name: Yubao Li
Title: Authorized Representative

Date: June 11, 2020	/s/ Yubao Li
Yubao Li